Room 4561

November 9, 2006

Mr. Neal L. Patterson
Chief Executive Officer
Cerner Corporation
2800 Rockcreek Parkway
North Kansas City, MO 64117

> **Re: Cerner Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 16, 2006**
> **Form 8-K Filed on February 2, 2006**
> **Form 8-K Filed on April 30, 2006**
> **File No. 000-15386**

Dear Mr. Patterson:

We have reviewed your response to our letter dated August 11, 2006 in connection with our review of the above referenced filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005
Critical Accounting Policies
Software Development Costs, page 28

Prior comment number 1

1. We note your response to our prior comment no. 1 in which you acknowledge that prior to fiscal 2006 your practice was to delay the start of amortization of

capitalized software development costs to the beginning of the next fiscal year following release of the product or enhancement. We further note your statement that the impact on fiscal 2005 was not material. Provide us your analysis under SAB 99 for each of the years covered by this annual report supporting your conclusion that the impact of misapplying the guidance in paragraph 8 was not material. Your analysis should also include your consideration of the impact of this error in combination with other identified errors and unrecorded adjustments as discussed in our prior comment no. 5. In this regard, provide us a comprehensive analysis of the impact of all identified misstatements and unrecorded adjustments on each line item impacted in your annual and quarterly financial statement for fiscal 2003, 2004 and 2005.

2.   We note your response to our prior comment no. 1. Tell us how you considered the guidance in questions 23 and 24 of the FASB Staff Implementation Guide to SFAS 86 regarding product enhancements.

Note 1. Summary of Significant Accounting Policies
(c) Revenue Recognition, page 44

Prior comments number 2 and 3

3.   We note your response to our prior comment number 2 a. where you indicate that you believe that the hardware element qualifies for separate accounting under EITF 00-21. Tell us how you considered paragraph 14 of EITF 00-21 in reaching this conclusion. In this regard, explain how you determined that the sale of the hardware element is not contingent upon the delivery of other elements in the arrangement. Also tell us the authoritative literature the Company is following to recognize hardware revenue.

4.   We note your response to our prior comment number 2 d. and that the Company allocates revenue to the service element using the hourly service rates outer limit of the range nearest to the stated price. Tell us whether you use the outer limit of the range to establish VSOE when the stated contractual rate exceeds the upper limit and if so, your basis for not using the stated contractual rate.

5.   We note your response to our prior comment number 2 e. and that the Company establishes VSOE for hardware maintenance based on renewal rates. Tell us the authoritative literature the Company is applying in accounting for hardware maintenance revenues. In this regard the reference to VSOE in your response implies that the Company is applying the guidance in SOP 97-2.

6.   We note your response to our prior comment number 3 a. and that the Company believes the renewal rates in hosting arrangements are substantive and appropriately establish VSOE for the hosting service. Considering the wide disparity in renewal rates presented in your response (38% and 139%) it is not

evident how the Company has determined that these rates are substantively similar for establishing VSOE of fair value for these services. In this regard please expand on your response and explain how the Company as determined that renewal rates are substantively similar (narrow range) in determining VSOE has been established.

7. We note form information presented in Appendix E relating to revenue recognition for licensed software and installation services. In the column headed "Revenue Recognition Timing" you indicate that SOP 81-1 is applied using output milestones. You further indicate that 30% of the amount is recognized upon delivery of the software due to the labor effort expended upon completion of the milestone. It is not apparent from the information presented in Appendix E whether the Company is utilizing output measures or input measures (labor effort) in applying SOP 81-1. If the Company is utilizing output measures explain why the labor effort to deliver software is utilized in determining the amount of revenue to be recognized.

Note 2. Business Acquisitions and Divestiture, page 51

Prior comment number 5

8. We note your response to our prior comment number 5 relating to your SAB 99 analysis. Provide/explain the following items as they relate to your response/analysis:

   - Why the Company believes the "nature" of a misstatement is more significant than the quantitative amount of the misstatement in determining whether an item is material.
   - Are there any qualitative reasons, in addition to the ones discussed in your response (no impact on earnings trends, significant growth, etc.) that the Company considered in assessing whether the misstatements were material?
   - Explain why the amount disclosed in Note 4 of your October 1, 2005 Form 10-Q for the impact of correcting the misstatement is $.12 per diluted share and the amount presented in Appendix H to your response is $.06 per diluted share (as reported - $.33 vs. as adjusted - $.27).
   - Provide an analysis of the impact of the misstatement on the specific financial statement line items: provision for income taxes, accrued income taxes, deferred income taxes, prepaid income taxes etc.

   We may have further comments based on your response.

*****

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Thomas Ferraro, Senior Staff Accountant, at (202) 551-3225 or me at (202) 551-3730 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Kathleen Collins
Accounting Branch Chief